Exhibit 99.1

Materialise to Hold Special and Extraordinary General Shareholders’ Meeting on December 31, 2020

Leuven, Belgium—November 30, 2020—Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing solutions, today announced that it will host an extraordinary general shareholders’ meeting at 10:30 AM CET on Thursday, December 31, 2020.

The event will be held at the offices of notary Stijn Raes, located at Kortrijksesteenweg 1147, 9051 Ghent. Due to the COVID-19 pandemic, Materialise will offer the possibility to attend the meetings electronically and recommends that the security holders that wish to participate in the meetings make, as much as practically possible, use of the right to vote by proxy or by voting form. Dial-in details will be provided on http://investors.materialise.com on the Events & Presentations page.

The convening notices and other documents, pertaining to the extraordinary general shareholders’ meeting, including the merger proposal and the report of the board of directors and statutory auditor, are available on Materialise’s website at http://investors.materialise.com on the Governance page.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the largest and most complete 3D printing facilities in the world. For additional information, please visit: www.materialise.com.